

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

June 10, 2009

Jeffrey R. Smith
President
PSM Holdings, Inc.
1112 N. Main Street
Roswell, NM 88201

>   **Re:** **PSM Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 14, 2009**
>   **File No. 333-151807**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A

General

1. Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.

2. Please provide an updated consent from your independent accountants in the pre-effective amendment.

3. Please refer to comment 2 in our letter dated July 17, 2008. The legal opinion from Kruse Landa Maycock & Ricks LLC dated August 16, 2005 does not adequately address the issues raised by our comment. Therefore, we reissue the comment. In this regard, your supplemental materials indicate 1,232,704 shares (1,234,204 shares minus 1,500 shares) were freely tradable at October 10, 2005; however, you do not indicate the number of these shares that were held by

affiliates at that time.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

4.   Please refer to comment 15 in our letter dated July 17, 2008. Please revise the registration statement to disclose the information you provided in response to that comment.

5.   We note your response to comment 22 in our letter dated July 17, 2008 and your new disclosure. Please disclose the number of closed loans per month or quarter in a tabular format for each period presented.

License Agreement with Nationwide, page 14

6.   We note your response to comment 24 in our letter dated July 17, 2008. In note 10 of your audited financial statements, you disclose that the agreement between you and NWBO calls for the establishment of a National Processing Center and that you and NWBO have agreed to delay establishment of the processing center until written approval has been obtained between NWBO and a national marketing company. Please revise your disclosure in this section and throughout the document where you discuss your relationship with NWBO to clearly disclose your contractual agreement to establish the processing center and the current status of this project consistent with the information disclosed in note 10.

Certain Relationships and Related Transactions, page 18

7.   We note your response to comment 27 in our letter dated July 17, 2008. Please revise here and throughout the document to disclose how you determine the value of stock for each issuance.

8.   Please refer to comment 26 in our letter dated July 17, 2008. Please file the original agreement and any amendments thereto.

Compensation of Directors, page 21

        We note your response to comment 28 in our letter dated July 17, 2008.

9.   Your response states that the table has been revised in accordance with Item 404(r) of Regulation S-K. However, there is no Item 404(r) in Regulation S-K. Please revise to correct for this apparent discrepancy.

10.   Your revised disclosure states that the board adopted a policy to not grant compensation to directors for the year ended 2008. However, notes 1 and 3 to the preceding table indicate that directors received 5,000 shares as director

compensation. Please revise to clarify this apparent discrepancy. Additionally, as noted in a preceding comment, please revise to disclose how you determined the value of stock at each issuance.

11.   Please tell us if you valued the shares issued to directors for the year ended June 30, 2007 at 50% of the market value of the stock on that date as previously disclosed. If you did, please tell us why you believe your measurement of the compensation cost is consistent with SFAS 123(r).

Interim Financial Statements

Note 6 – Related Party Transactions, page 9

12.   Please refer to comment 57 in our letter dated July 17, 2008. Please disclose in the registration statement the name of the director to whom the loan was made. Refer to Item 404(a)(1) of Regulation S-K. In addition, please advise the staff as to why the loan was in violation of Section 402(a) of the Sarbanes-Oxley Act.

Note 9 – Fair Value, page 12

13.   Please revise to disclose the information required in paragraph 32 of SFAS 157.

Independent Auditor's Report

14.   Please tell us why the audit report is now dated April 30, 2009 for the June 30, 2007 financial statements. Please highlight any changes in the financial statements for that period.

15.   Considering the first risk factor on page 2, the company's recurring operating losses, decreasing stockholders' equity and reliance on capital contributions and loans from its president, please have your auditors tell us how they considered whether they should modify their audit report to state that there is substantial doubt about the company's ability to continue as a going concern.

Audited Annual Financial Statements

General

16.   Our comments are issued on each set of financial statements. As applicable, please revise all financial statements based on our comments.

Statements of Cash Flows, page 3

17.   Please revise to present the non-cash share based payment awards and non-cash forgiveness of debt as reconciling items in the operating section of your statement

of cash flows.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 7

18.   We note your response to comment 37 in our letter dated July 17, 2008. Please revise to disclose how you recognize the upfront fee related to new branches, and provide us with your accounting analysis citing relevant accounting guidance that supports your policy.

Note 4 – Investments in Marketable Securities, page 8

19.   Please revise to disclose the amortized cost, unrealized gain, unrealized loss and fair value of your available-for-sale securities in accordance with paragraph 19 of SFAS 115.

Note 6 – Related Party Transactions, page 9

20.   With the exception of the employee's name, please revise to disclose the information included in your response to comment 43 in our letter dated July 17, 2008.

21.   We note your response to comment 45 in our letter dated July 17, 2008. Please revise to present the commission expense and the income from forgiveness of debt in other income on a gross basis. Additionally, show the transfer of stock from the president and the issuance of stock to branch owners on a gross basis in the Statement of Changes in Stockholders' Equity and make appropriate adjustments in your statement of cash flows.

22.   You disclose that on July 1, 2006 you purchased the assets of the Roswell branch office from a director for $33,000 and on March 1, 2008 you sold the branch back to the director for no consideration. Please disclose why you initially purchased the branch from the director and why you sold it back to him. Additionally, revise here or in Note 13 to disclose the assets and liabilities related to the branch on March 1, 2008 and, if material, separately present in the balance sheet. Also, revise to disclose how you accounted for the assets and liabilities upon sale of the branch.

Note 8 – Stock Issuance, page 11

23.   On page 12 you state that, "Following is the status of the share based payment plans during the year ended June 30, 2008." It appears that the subsequent information relates to the year ended June 30, 3007. Please revise or advise us regarding this disclosure.

Note 10 – Commitments, page 13

24.   Please revise to disclose the information included in your response to comment 47 in our letter dated July 17, 2008.

25.   We note your response to comment 49 in our letter dated July 17, 2008. Please revise here and/or in your significant accounting policy note to disclose your policy for identifying and measuring impairment of the license.

       *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: By fax (801) 446-8803
        Ronald N. Vance
        The Law Office of Ronald N. Vance, P.C.